Exhibit 2.1

Amended and Restated Merger Agreement

Dated	19 March 2023 and amended on 6 April 2023

Between	UBS Group AG

Bahnhofstrasse 45
8001 Zurich, Switzerland

hereinafter: “UBS”

And	Credit Suisse Group AG

Paradeplatz 8
8001 Zurich, Switzerland

hereinafter: “Credit Suisse”, together with UBS, “Parties”, and each a “Party”
Concerning	the merger between UBS and Credit Suisse

Table of Contents

List of Annexes	4
Recitals	5
1 Definitions	6
2 Merger	9
2.1 Agreement to Merger	9
2.2 Merger Report and Merger Balance Sheet	10
2.2.1 Merger Report	10
2.2.2 Merger Balance Sheet	10
2.2.3 Effective Date Agreed between the Parties	10
3 Exchange of Credit Suisse Shares for Merger Consideration	10
3.1 Merger Consideration	10
3.1.1 Consideration	10
3.1.2 Adjustment of Merger Consideration	11
3.1.3 Basis for Determining Merger Consideration	11
3.2 Implementation of the Exchange	12
3.2.1 Appointment and Duties of Exchange Agent	12
3.2.2 Entitlement of Credit Suisse Shareholders and Settlement	12
3.2.3 Settlement of Share Fractions	13
3.2.4 Credit Suisse Treasury Shares	14
3.3 Treatment of Certain Share Capital and Equity Plans	14
3.4 Share Register	15
3.5 Cessation of Trading in Credit Suisse ADS	15
4 Listing and Registration of UBS Shares	15
4.1 Listing of UBS Shares	15
5 Shareholder’s Meeting	16
6 Interim Covenants	16
6.1 Merger Audit	16
6.2 Support of the Transaction	16
6.3 Listing	16
6.4 Conduct of Business	16
6.4.1 General	16
6.4.2 Interaction with regulators	19
6.4.3 Information and Assistance	20
6.4.4 Retention of Key Personnel	21
6.4.5 Right to appoint or place Personnel	21
6.5 Non-Solicitation of Restricted Transactions by Credit Suisse	21
6.5.1 Non-Solicitation	21
6.5.2 Transaction Proposal from Third Party	21
6.5.3 No Withdrawal	22
6.6 Announcements	22
6.7 Consultation of Employees	22
6.8 Third Party Claims in Connection with the Merger	23
6.9 D&O Insurance	23
6.10 Further Assurances	23
6.11 Integration	24
6.12 Tax Provisions	24
7 Validity and Completion	24
7.1 Effectiveness of the Merger Agreement	24
7.2 Subsequent Material Changes	24
7.3 Conditions Precedent to the Merger	25
7.4 Cooperation for the purposes of satisfaction of Conditions Precedent	27
7.5 Application to the Commercial Register	28
7.6 Completion	28
7.7 Termination, Long Stop Date	28

7.8 Break Fee	29
8 General Provisions	29
8.1 Expenses	29
8.2 Confidentiality	30
8.3 Entire Agreement	30
8.4 Amendments	30
8.5 Joint Negotiation	30
8.6 No Waiver	30
8.7 Severability	30
8.8 Notices	31
8.9 Governing Law	31
8.10 Jurisdiction	32

List of Annexes

Annex 2.2.2	Merger Balance Sheets

Recitals

A)

This Agreement is made between: UBS Group AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland and registered in the Commercial Register of Canton Zurich under the number CHE-395.345.924 with the registered office at Bahnhofstrasse 45, 8001 Zurich, Switzerland; and Credit Suisse Group AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland and registered in the Commercial Register of Canton Zurich under the number CHF-105.884.494 with the registered office at Paradeplatz 8, 8001 Zurich, Switzerland.

B)

UBS has been asked by the Federal Department of Finance, the Swiss National Bank and FINMA to seriously consider to take over the entire business of Credit Suisse. After negotiations that took place during the weekend leading up to the signing of this merger agreement (“Agreement”) UBS and Credit Suisse concluded that it would be in the best interest of their shareholders and their stakeholders to enter into an absorbing merger (Absorptionsfusion) in which UBS is surviving entity.

C)

The negotiation of this Agreement and the Merger (which was chosen instead of a direct acquisition of separate legal Credit Suisse Group entities) has been completed within a very accelerated timeframe which did not allow for the performance of a customary due diligence.

D)

As only preliminary discussions were possible with a small number of non-Swiss regulators during the course of negotiations, the completion of the transactions contemplated by this Merger Agreement is subject to, among others, conditions in connection with governmental and regulatory approvals as well as merger control clearance.

E)

A special decree (Notverordnung) has been issued on 19 March 2023 by the Swiss Federal Council which provides for certain exemptions with regard to, among others, the application of Merger Act to the Parties, the Merger and this Agreement, respectively (“Special Decree”).

F)	Following Completion UBS will respect its obligations towards employees.

THEREFORE, the Parties hereby enter into this Agreement and the amendments thereto agreed upon on 6 April 2023:

1	Definitions

A&R Depositary Agreement	has the meaning ascribed to it in Section 3.2.1;

ADS Merger Consideration	has the meaning ascribed to it in Section 3.1.1;

Agreement	means this agreement;

Annex	means an annex to this Agreement;

Awards	has the meaning ascribed to it in Section 3.3;

Break Fee	has the meaning ascribed to it in Section 7.8;

Break Fee Event	means the event as defined in Section 7.8;

Cash Awards	means all cash-based retention or incentive awards outstanding under any Cash Plan;

Cash Plans	means any employee incentive plan operated by Credit Suisse or any individual retention or incentive agreement with an employee under which, in each case, Cash Awards have been granted;

Completion	has the meaning ascribed to it in Section 2.2.3;

Completion Date	has the meaning ascribed to it in Section 7.6;

Combined Group	means UBS and its subsidiaries following Completion;

Condition Precedent	has the meaning ascribed to it in Section 7.3

Credit Suisse	has the meaning ascribed to it on the cover page of this Agreement;

Credit Suisse ADS	has the meaning ascribed to it in Section 3.1.1;

Credit Suisse Board	means the full board of Credit Suisse;

Credit Suisse Group	means the group of companies of Credit Suisse and all its direct and indirect subsidiaries as a whole;

Credit Suisse Ordinary Share	has the meaning ascribed to it in Section 3.1.1;

Credit Suisse Shares	has the meaning ascribed to it in Section 3.1.1;

Credit Suisse Shareholder and Credit Suisse Shareholders	has the meaning ascribed to it in Section 3.2.2;

Depositary	has the meaning ascribed to it in Section 3.2.1;

Exchange Agent	has the meaning ascribed to it in Section 3.2.1;

FINMA	means the Swiss Financial Market Supervisory Authority

Governmental Approval	has the meaning ascribed to it in Section 7.3c);

Governmental Approval Adverse Condition	has the meaning ascribed to it in Section 7.3c);

Governmental Entity	means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority;

Incentive Plans	has the meaning ascribed to it in Section 3.3;

Long Stop Date	has the meaning ascribed to it in Section 7.7;

Matching Period	has the meaning ascribed to it in Section 6.5;

Material Change	has the meaning ascribed to it in Section 7.2;

Material Adverse Effect	means any change, event or development that individually or taken together with all such other changes, events or developments, has or would reasonably be expected to have a material adverse effect on the business, asset, cash position, liabilities, financial condition, results of operation, capitalization, the capacity or authority to execute this Agreement and effect the Merger, or the ability to obtain any governmental approval required in connection with the Completion;

Merger	has the meaning ascribed to it in Section 2.1;

Merger Act	has the meaning ascribed to it in Section 2.1;

Merger Consideration	has the meaning ascribed to it in Section 3.1.1;

Merger Balance Sheet	has the meaning ascribed to it in Section 2.2.2;

Merger Report	has the meaning ascribed to it in Section 2.2.1;

NYSE	means the New York Stock Exchange;

Ordinary Share Merger Consideration	has the meaning ascribed to it in Section 3.1.1;

Parties or Party	has the meaning ascribed to it on the cover page of this Agreement;

Plan	means the Credit Suisse Group AG Master Share Plan;

Regulatory Approval	has the meaning ascribed to it in Section 7.3b);

Regulatory Approval Adverse Condition	has the meaning ascribed to it in Section 7.3b);

Regulatory Interaction Matter	has the meaning ascribed to it in Section 6.4.2 a);

Restricted Transaction	means any transaction involving a sale, transfer or other disposal, or the creation of an obligation for a sale, transfer or other disposal of Credit Suisse shares or of any of Credit Suisse’s material assets or businesses, whether directly or indirectly or any other transaction which may compete with, or impair, hinder or delay the Completion or impair the success or which may substantially change the businesses, assets, liabilities, financial position, revenues or prospects of the Credit Suisse Group or impair the value of Credit Suisse’s shares.

Section	means a section of this Agreement;

Section 409A	has the meaning ascribed to it in Section 3.3;

Share Fraction Right	has the meaning ascribed to it in Section 3.2.3;

Special Decree	has the meaning ascribed to it in Recital E)

Tax(es)	means all actual, contingent or deferred, direct or indirect taxes, customs, social security or pensions contributions, duties, charges, levies, assessments, contributions or the like in any jurisdiction, including any interest, surcharges, costs, expenses or penalties related thereto and regardless of whether payable to a governmental authority or other Person and regardless of whether own Taxes or liability for third party Taxes;

Trading Day	means a day when the SIX Swiss Exchange and the NYSE are scheduled to be open for trading for their respective regular trading sessions;

UBS	has the meaning ascribed to it on the cover page of this Agreement;

UBS Board	means the full board of directors of UBS;

UBS Group	means the group of companies of UBS and all its direct and indirect subsidiaries as a whole;

UBS Share	has the meaning ascribed to it in Section 3.1.1;

2	Merger

2.1	Agreement to Merger

The Parties hereby agree that UBS and Credit Suisse shall merge pursuant to art. 3 para. 1 lit. a and art. 4 para. 1 lit. a of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (Bundesgesetz über Fusion, Spaltung, Umwandlung und Vermögensübertragung) (“Merger Act”) (merger by absorption between two companies limited by shares, Absorptionsfusion) and in accordance with the Special Decree as well as this Agreement (“Merger”).

UBS shall be the absorbing company which shall continue to operate, and Credit Suisse shall be the absorbed company which shall cease to exist upon Completion (as defined in Section 2.2.3). By operation of law, Credit Suisse’s assets, liabilities and contracts shall be transferred to UBS in their entirety (Universalsukzession).

Upon Completion (as defined in Section 2.2.3), UBS, as the surviving entity of the Merger, shall retain its name and registered address, and the composition of the board of directors as well as the group executive management of UBS shall remain unchanged.

2.2	Merger Report and Merger Balance Sheet

2.2.1	Merger Report

Unless not required pursuant to the terms of or exercise of any powers granted under the Special Decree, the UBS Board and the Credit Suisse Board shall approve a joint merger report as set forth in art. 14 Merger Act (“Merger Report”) as soon as practicable but no later than within 2 days after signing of this Agreement.

2.2.2	Merger Balance Sheet

The Agreement is concluded on the basis of the non-consolidated, audited balance sheets of both Parties as per 31 December 2022, as attached hereto as Annex 2.2.2 (i) and Annex 2.2.2 (ii) (each a “Merger Balance Sheet”). The Parties may agree that the respective Merger Balance Sheet can be superseded for purposes of this Agreement by a non-consolidated audited balance sheet of each Party respectively, as the case may be, drawn up as per a later date and to either perform the Merger for Swiss statutory accounts and/or tax purposes at book value or fair market value as per such later date.

The Parties acknowledge and agree that the Merger Consideration (as defined in Section 3.1.1) is not based on values and numbers set out in the Merger Balance Sheets, but has been agreed between the Parties based on the factors enumerated in Section 3.1.1 and Section 3.1.3 and after discussions with FINMA.

2.2.3	Effective Date Agreed between the Parties

Upon the completion and effectiveness of the Merger (“Completion”) and for the purpose of the non-consolidated financial statements of UBS, the assets and liabilities of Credit Suisse shall be booked in the UBS non-consolidated balance sheet pursuant to Credit Suisse’s Merger Balance Sheet at book value or at fair market value, as determined by UBS, with retroactive effect as from and including 1 January 2023 or such other date (e.g. a later date of the Merger Balance Sheet) as agreed by the Parties hereto, and all acts and operations of Credit Suisse as from such date shall be deemed to be conducted for UBS’ account and shall be recorded in the non-consolidated financial statements of UBS.

3	Exchange of Credit Suisse Shares for Merger Consideration

3.1	Merger Consideration

3.1.1	Consideration

In the Merger, (i) the shareholders of Credit Suisse shall receive for each registered Credit Suisse share with a nominal value of CHF 0.04 (each a “Credit Suisse Ordinary Share”) issued and outstanding immediately prior to Completion a merger consideration (“Ordinary Share Merger Consideration”) consisting of 1/22.48 registered UBS share (a full registered UBS share with a nominal value of USD 0.10 hereinafter a “UBS Share”), meaning that a Credit Suisse shareholder would receive 1 UBS Share for every 22.48 Credit Suisse Shares; and (ii) the holders of Credit Suisse American Depositary Shares (each, a “Credit Suisse ADS”, and together with the Credit Suisse Ordinary Shares, the “Credit Suisse Shares”) shall receive for each Credit Suisse ADS issued and outstanding immediately prior to Completion a merger consideration consisting of 1/22.48 registered UBS Share, meaning that a holder of Credit Suisse ADS would receive 1 UBS Share for every 22.48 Credit Suisse ADS (the “ADS Merger Consideration”, and together with the Ordinary Share Merger Consideration, the “Merger Consideration”). At Completion, each Credit Suisse Ordinary Share and each Credit Suisse ADS shall no longer be outstanding and shall be cancelled in exchange for the right to receive the Ordinary Share Merger Consideration and ADS Merger Consideration, respectively.

The Merger Consideration will be paid out of UBS Shares that UBS had already repurchased in view of a capital decrease, holds in treasury as of the date of this Agreement and will re-designate for this purpose.

The Parties have concluded, after seeking financial advice, that the parameters of art. 7 para. 2 Merger Act are met with respect to the Merger Consideration since there is no cash component built into the Merger Consideration (other than the settlement of share fractions, which shall be covered by cash proceeds received as a result of the sale of UBS Shares as further described in Section 3.2.3).

3.1.2	Adjustment of Merger Consideration

The Merger Consideration shall be adjusted to reflect the economic effect of any share split, share combination, subdivision, reclassification, stock dividend, exchange of shares or similar transaction with respect to UBS Shares or Credit Suisse Shares that (i) is approved after the date hereof but prior to Completion and (ii) is entered into the commercial register, or has a record or effective date that occurs during such period. For the avoidance of doubt, this Section 3.1.2 shall not in any manner restrict the applicability of Section 6.4.1b).

3.1.3	Basis for Determining Merger Consideration

The Merger Consideration was agreed by the Parties after negotiations based on a variety of different factors including market capitalization, the risks inherent in the Credit Suisse business and fundamental values of both companies and the proposed terms of this Agreement. Special consideration was given to the fact that the negotiations of this Agreement were completed in a highly condensed timeframe and in a market environment of extreme uncertainty.

3.2	Implementation of the Exchange

3.2.1	Appointment and Duties of Exchange Agent

UBS shall appoint an exchange agent, which may be a subsidiary of UBS (“Exchange Agent”) to implement the exchange of Credit Suisse Ordinary Shares for the Ordinary Share Merger Consideration in accordance with the terms set out in the agreement between UBS and the Exchange Agent, which shall be entered into in due course following the execution of this Agreement; UBS will use reasonable best efforts to ensure that the Merger Consideration is credited to the Exchange Agent as promptly as practicable following the Completion. In addition, prior to Completion, Credit Suisse shall establish procedures with its depositary for the Credit Suisse ADS, The Bank of New York Mellon (the “Depositary”), setting forth the exchange and transfer services to be provided by the Depositary in connection with the replacement of Credit Suisse ADS for UBS Shares and subsequent cancellation of the Credit Suisse ADS, in each case in accordance with the terms set out in this Agreement and the applicable terms of that certain Amended and Restated Depositary Agreement, dated as November 22, 2016, by and between Credit Suisse, the Depositary and the owners and holders of Credit Suisse ADS (the “A&R Depositary Agreement”).

Credit Suisse shall provide to the Exchange Agent all information reasonably necessary for it to perform its function as specified in this Agreement and as specified in any agreement with the Exchange Agent. UBS shall provide to the Depositary all information reasonably necessary for it to perform its function as specified in this Agreement and the A&R Depositary Agreement, as applicable, and as may be further specified in any agreement with the Depositary regarding the transactions contemplated herein.

3.2.2	Entitlement of Credit Suisse Shareholders and Settlement

The right to receive the Merger Consideration shall vest by operation of law in those holders of Credit Suisse Shares either entered into the share register of Credit Suisse as holders of registered shares entitled to full voting rights at Completion (each a “Credit Suisse Shareholder” and collectively, the “Credit Suisse Shareholders”) or to any other rightful owner of Credit Suisse Shares.

Credit Suisse Shareholders holding Credit Suisse Shares listed on the SIX Swiss Exchange immediately prior to Completion shall receive as Merger Consideration UBS Shares listed on the SIX Swiss Exchange. Credit Suisse Shareholders holding Credit Suisse Shares listed on the New York Stock Exchange (“NYSE”) immediately prior to Completion shall receive as Merger Consideration UBS Shares listed on the NYSE (in the form of UBS Global Registered Shares).

The following applies to holders of any certificated Credit Suisse Share:

a)

Holders of certificated Credit Suisse Ordinary Shares must surrender the physical certificates representing such Credit Suisse Ordinary Shares to the Exchange Agent together with supporting information reasonably requested by UBS after the Completion Date in order to receive the Merger Consideration in the form of UBS Shares.

b)

Holders of certificated Credit Suisse ADS must surrender the physical certificates representing such Credit Suisse ADS to the Depositary within ninety (90) days after the Completion Date in order to receive the Merger Consideration in the form of UBS Shares. After such date, the UBS Shares to which such Credit Suisse ADS are exchangeable shall be sold by the Depositary and the cash proceeds of such unclaimed Merger Consideration shall be paid to such former holder of Credit Suisse ADS following the surrender of its certificate(s). Any former holder of Credit Suisse ADS who has not surrendered its certificated Credit Suisse ADS shall only look to the Depositary for payment of the Merger Consideration in accordance with this Agreement, without any interest thereon.

3.2.3	Settlement of Share Fractions

a)

Each Credit Suisse Shareholder who, based on its shareholding at Completion and on the Merger Consideration, does not receive an integral number of UBS Shares shall receive rights corresponding to the resulting fraction of 1/22.48 of an UBS Share or a multiple thereof (each a “Share Fraction Right”). The Exchange Agent or the Depositary, as applicable, shall (i) sell all UBS Shares covering Share Fraction Rights on the SIX Swiss Exchange or NYSE, as applicable, (ii) calculate the implied value of a Share Fraction Right based on the cash received from such sale and (iii) organize the transfer of such amount of cash proceeds to the subject Credit Suisse Shareholders as soon as practically feasible following the Completion Date.

b)

Alternatively, the Exchange Agent may decide to transfer UBS Shares covering Share Fraction Rights to custodians holding shares of multiple Credit Suisse Shareholders so that such custodians may handle Share Fraction Rights held by their customers.

c)

Credit Suisse Shareholders holding 22 Credit Suisse Shares or less will by default receive a cash only consideration as per Section°3.2.3(a). However, where permitted by law without registration or qualification of the UBS Shares as determined by UBS in its sole discretion, Credit Suisse Shareholders holding 22 Credit Suisse Shares or less who want to continue to be shareholders after Completion (i.e., become shareholders of UBS, and do not wish to receive cash as per Section°3.2.3(a) and purchase a UBS share on the stock exchange) may request to receive one UBS Share upon (1) payment of a Swiss franc amount equivalent to the difference between their Share Fraction Rights and one UBS Share, determined based on the volume-weighted average price of one UBS Share at SIX Swiss Exchange on the trading day preceding the Completion Date, and (2) providing (i) proof of their holding; (ii) a confirmation that they do not hold Credit Suisse Shares elsewhere; and (iii) evidence that this number of Credit Suisse Shares was already held on 19 March 2023.

3.2.4	Credit Suisse Treasury Shares

For the avoidance of doubt, any Credit Suisse Shares that Credit Suisse holds in treasury immediately prior to Completion will also participate in the share exchange and become thus treasury shares of UBS.

3.3	Treatment of Certain Share Capital and Equity Plans

a)

After Completion, all share-based awards (“Awards”) outstanding under the Plan, any employee incentive plan operated by Credit Suisse or under any individual retention or incentive agreement with an employee (“Incentive Plans”) shall continue in effect in accordance with their terms and (1) be converted into a share award covering or a right to receive consideration by reference to UBS Shares or (2) in relation to Awards in the form of options or share appreciation rights, pertain and apply to UBS Shares, with any such conversion to be effectuated in a manner consistent with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended (“Section 409A”) for Credit Suisse services providers who hold such Awards.

b)

The effect of Section 3.3a) shall be that the Awards will be (upon exercise or vesting as applicable) settled by reference to, or in the form of UBS Shares instead of Credit Suisse Shares in accordance with the following principles:

i.

to the extent legally permissible, such Awards will continue to vest in accordance with their current vesting timetable, and remain subject to their current performance conditions (subject to such amendments approved by UBS as are reasonably necessary to reflect the impact of the Merger);

ii.

any taxes, social security contributions and pension scheme contributions in connection with the settlement of the Awards, as applicable, shall be deducted before the settlement with UBS Shares or cash.

c)

To the fullest extent permitted by law, the Credit Suisse Board shall make all necessary adjustments to the Awards, the Incentive Plans and/or all relevant governing documents to accomplish the foregoing and shall exercise any and all available discretion pursuant to the Incentive Plans and relevant governing documents such that no Awards vest or become exercisable earlier than their scheduled vesting or exercise date by reason of Merger and no restrictions applicable to an Award lapse.

d)

If, notwithstanding the foregoing, any Award shall vest or become exercisable in connection with the Merger, the Credit Suisse Board agrees that it shall exercise any and all available discretion pursuant to the Incentive Plans and relevant governing documents such that (i) time pro-rating is applied to such Awards, to reflect the unexpired portion of any vesting period, (ii) any performance conditions applicable to such Awards are tested based on actual performance through the consummation of Merger to the fullest extent practicable (and any determination made in respect of the satisfaction of such performance conditions is approved by UBS), and (iii) no restrictions applicable to an Award lapse, and that any Awards exercised or vested shall be settled by reference to and in the form of Merger Consideration so that the Awards beneficiaries shall receive for each Credit Suisse Share the Merger Consideration otherwise receivable.

3.4	Share Register

UBS shall register in its share register any Credit Suisse Shareholder subject to the Articles of Association of UBS.

Applications for registration of Credit Suisse Shareholders that are pending at Completion shall be treated in accordance with the Articles of Association of UBS.

The UBS Shares issued to Credit Suisse Shareholders in the Merger shall receive any future dividends paid by UBS on the same basis as the UBS Shares currently outstanding (other than with respect to dividends with an ex-dividend date that is prior to Completion).

3.5	Cessation of Trading in Credit Suisse ADS

Unless otherwise mandated by NYSE, at the opening of the first Trading Day following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger, trading in the Credit Suisse ADS on the NYSE shall be discontinued.

4	Listing and Registration of UBS Shares

4.1	Listing of UBS Shares

UBS shall use its reasonable best efforts to cause any UBS Shares to be issued in the Merger to be listed on the SIX Swiss Exchange and be approved for listing on the NYSE, as applicable, in order to make such shares tradable as of the first Trading Day following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger.

5	Shareholder’s Meeting

Pursuant to the Special Decree, no shareholders’ approval is required in connection with the conclusion of this Agreement and the Completion of Merger.

6	Interim Covenants

6.1	Merger Audit

Unless not required pursuant to the terms of or exercise of any powers granted under the Special Decree, the UBS Board and Credit Suisse Board shall jointly appoint an auditor to conduct the audit of the Merger, as set forth in art. 15 Merger Act in compliance with Swiss requirements as to auditor independence.

6.2	Support of the Transaction

Subject to any constraints imposed by the fiduciary duties of the members of the board of directors of UBS and Credit Suisse, as the case may be, both UBS and Credit Suisse shall publicly and actively support the Merger and shall refrain from any acts, filings or statements that could adversely affect the success of the Merger. Namely, each of the UBS Board and the Credit Suisse Board shall apply best efforts in performing their duties under this Agreement.

6.3	Listing

In connection with Section 4 herein, Credit Suisse shall furnish any information and support requested by UBS with respect to any listings of UBS Shares on the SIX Swiss Exchange or the NYSE and any filings with and clearance by the SEC.

6.4	Conduct of Business

6.4.1	General

From the date hereof until the Completion, Credit Suisse shall conduct its and the Credit Suisse Group’s business in the ordinary course and use its reasonable best efforts to (x) preserve intact its commercial integrity and present business organization and protect its assets and goodwill, (y) keep available the services of its officers, employees and consultants and (z) maintain good relationships with its customers/clients, suppliers, regulators and others having significant business relationships with it.

Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, without the prior written consent of UBS (which consent shall not be unreasonably withheld), Credit Suisse shall not, nor shall it cause or allow to do or to be done, any of the following, save for the implementation of decisions taken or ratified by the Credit Suisse Board prior to the date of this Agreement:

a)

amend its Articles of Association (other than amendments of its Articles of Association reflecting the issuance of Credit Suisse Shares in 2022 under the Incentive Plans), Organizational Regulations or any other constitutional or organizational document (whether by merger, consolidation or otherwise);

b)

issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any Credit Suisse securities or securities of any of its subsidiaries, or create, allot, issue, or grant any Award other than the issuance of Credit Suisse Shares pursuant to Awards outstanding on the date hereof under the Incentive Plans with no such Awards to have any terms or conditions that would result in the accelerated vesting, settlement or exercise in connection with the Merger;

c)	amend any term of any Credit Suisse security or securities of any of its subsidiaries (whether by merger, consolidation or otherwise);

d)

(i) acquire any material assets or property other than (aa) in the ordinary course of business or (bb) as required by contracts or agreements in effect on the date hereof; or (ii)(aa) sell, lease, license, dispose of or otherwise transfer any material assets or property, other than in the ordinary course of business or as required by existing contracts or agreements in effect on the date hereof or (bb) sell, assign, license or otherwise transfer any material intellectual property owned by or licensed to Credit Suisse except pursuant to contracts or agreements in effect on the date hereof;

e)	undertake any corporate, commercial or operational reorganisation of any member of the Credit Suisse Group, or the discontinuation of any part of its business;

f)

incorporate any new subsidiary or create any other new member of the Credit Suisse Group or enter into any new partnership, joint venture or similar arrangement (other than special purpose vehicles in the ordinary course of business in accordance with existing business plans);

g)

undertake any material alteration, amendment or variation of the accounting policies of any member of the Credit Suisse Group unless such alteration, amendment or variation is required by law or relevant accounting requirements;

h)	undertake any capital expenditure which, in addition to amounts disclosed to UBS, is in excess of CHF 10,000,000;

i)	incur, guarantee or otherwise become liable for any indebtedness for borrowed money other than in the ordinary course of business or by using any central bank liquidity facility;

j)	create or incur any encumbrance on any material assets or property other than in the ordinary course of business;

k)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Credit Suisse or any of its subsidiaries (or that could, after Completion, limit or otherwise restrict in any material respect UBS, Credit Suisse or any of their respective subsidiaries or any successor thereto) from engaging or competing in any line of business, in any location or with any person;

l)

enter into or terminate any contract or arrangement of any member of the Credit Suisse Group (i) having a value or involving or likely to involve expenditure in excess of CHF 3,000,000 per annum; or (ii) which cannot be performed within its terms within 12 months after the date on which it is entered into or undertaken or cannot be terminated on less than 12 months’ notice; or (iii) which may result in any material change in the nature or scope of the operations of the Credit Suisse Group; or the modification of an existing contract or arrangement of any member of the Credit Suisse Group which would itself fall, or cause the contract or arrangement concerned to fall, within any of (i) to (iii) above;

m)	reduce the level of financial or other resources allocated to regulatory remediation or other compliance programmes or commitments or fail to carry out or deviate from such programmes or commitments;

n)

enter into or grant any customer or other counter-party a new credit facility or credit line in an amount exceeding CHF 100,000,000 for investment grade and CHF 50,000,000 for non-investment grade (or increase any such credit facility or credit line above these amounts);

o)	amend any of the Incentive Plans except as may be required in order to comply with Section 3.3;

p)

(i) settle, or propose to settle, any action, suit, investigation, proceeding or claim that is above CHF 1,000,000 taken as a whole or that relates to the Merger or (ii) intentionally waive, release or assign any material right or claim;

q)

institute (i) any amendment or termination of any employee benefit plan, except as required by law, or adoption of any new employee benefit plan or any material individual employment, severance, change in control or consulting agreement (other than in the ordinary course of business), or material amendment to the terms and conditions of employment (including remuneration, pension entitlements and other benefits) of the employees of the Credit Suisse Group (other than in the ordinary course of business to reflect inflationary increases); or (ii) the enter into any new labour or collective bargaining agreement or material amendment or termination of any such existing agreement, except as required by law or by the terms thereof; or

r)	fail to maintain in full force or comply with any policies of insurance entered into for the benefit of Credit Suisse and/or its subsidiaries;

s)	submit any applications for any new authorisations, licences, permissions, exemptions or similar to any Governmental Entity;

t)

do or fail to do anything which would be reasonably likely to result in the termination, revocation, suspension, modification or non-renewal of any material licence or consent held by any member of the Credit Suisse Group and issued or granted by a Governmental Entity;or

u)	resolve, commit or agree to do any of the foregoing.

6.4.2	Interaction with regulators

Following the date of this Agreement and without prejudice to Section 6.4.1 above, to the extent Credit Suisse:

a)

enters into, or takes part in, any material correspondence, meeting (whether physical or virtual) to which Credit Suisse has received prior notice, or other written interaction with any Governmental Entity in relation to either (i) the Merger; (ii) a compliance matter, including cyber attack, hack, outage or system’s failure; (iii) any remediation plan, regulatory change programme or other regulatory commitment entered into with any Governmental Entity; or (iv) any litigation or investigation involving, or pending before, a Governmental Entity (each of (i), (ii), (iii) and (iv) being a (“Regulatory Interaction Matter”); or

b)	seeks to deviate from any Regulatory Interaction Matter in a material fashion;

then, in each such case, Credit Suisse shall, to the extent practicable and permissible under any applicable laws, rules or regulations: (i) notify UBS as far as possible in advance of such Regulatory Interaction Matter; (ii) involve UBS in its preparation of any such Regulatory Interaction Matter (including consulting with UBS in advance and taking into account UBS’ comments); and (iii) permit UBS’s active participation in such correspondence, meetings with a Governmental Entity in relation to such Regulatory Interaction Matter.

As required under the terms and conditions of the deferred prosecution agreement relating to Mozambique (Mozambique DPA), UBS acknowledges and agrees that (i) by virtue of this transaction UBS will be bound by the terms of the Mozambique DPA, and (ii) the EDNY’s ability to determine a breach of the Mozambique DPA applies fully to UBS.

6.4.3	Information and Assistance

To the extent permissible under applicable law, from the date of this Agreement until Completion, Credit Suisse:

a)	shall procure that UBS and its representatives are provided with such information and assistance as they may reasonably request:

i)	to plan (but not implement) all aspects of the integration of the Credit Suisse Group with the UBS Group following Completion;

ii)	to develop appropriate arrangements for the retention of Credit Suisse Group employees following Completion;

iii)

to plan for any repayment, replacement and/or amendment of the Credit Suisse Group financing facilities at or following Completion, including assistance arranging discussions between UBS and the relevant financing providers and bond or security trustees;

iv)

to evaluate the status and performance of Credit Suisse Group’s IT infrastructure environment and shall as reasonably practicable and in accordance with Credit Suisse’s escalation procedures inform UBS of any material cyber attack, hack, outage or system malfunction; and

b)

in order to provide UBS with sufficient visibility on the financial performance of the Credit Suisse Group with a view to preserving their value, shall keep UBS reasonably informed of the overall financial performance of the Credit Suisse Group prior to Completion by:

i)	providing UBS with aggregated summary financial information in relation to the Credit Suisse Group within five (5) Trading Days of the end of each calendar month; and

ii)	meeting with representatives of UBS regularly to discuss such financial information and other matters relation to the performance of the Credit Suisse Group;

c)	in order to provide UBS with sufficient visibility on the progress on its various remediation programs, Credit Suisse Group shall keep UBS informed of the progress of such programs including:

i)	providing UBS with a weekly update on weekly actions or items undertaken; and

ii)	meeting with representatives of UBS regularly and at least weekly to discuss such remediation programs and other compliance matters requested by UBS.

6.4.4	Retention of Key Personnel

Credit Suisse undertakes to use commercially reasonable effort to retain key personnel as designated by UBS until Completion.

Any retention plan or retention-related mechanism for employees of Credit Suisse Group’s employees shall be subject to UBS’ prior written agreement.

6.4.5	Right to appoint or place Personnel

Subject to applicable law UBS has the right to require the appointment of key personnel to Credit Suisse Group’s legal entities for the purpose of integration planning and ensuring compliance with the requirements of this Section 6.

6.5	Non-Solicitation of Restricted Transactions by Credit Suisse

6.5.1	Non-Solicitation

Credit Suisse shall not, directly or indirectly:

a)

solicit, initiate, encourage or facilitate any inquiries or proposals from, or discuss or negotiate, or continue discussions or negotiations with, any third party relating to any Restricted Transaction, or take or continue any other action which may encourage or facilitate a Restricted Transaction; or

b)

provide or continue the provision of any information to any third party that may be considering to propose a Restricted Transaction or grant or continue to grant access to any such third party to Credit Suisse’s businesses, properties, assets, books or records (for the avoidance of doubt, this provision does not limit contacts and exchanges made in the ordinary course of business on matters which are not related to a Restricted Transaction); or

c)	approve or enter into any binding or non-binding letter of intent, memorandum of understanding, agreement or other arrangement relating to a Restricted Transaction.

6.5.2	Transaction Proposal from Third Party

In case of receiving a proposal from a third party for a Restricted Transaction of for negotiations with respect to a Restricted Transaction, Credit Suisse shall promptly (but no later than twenty-four (24) hours after receipt) notify UBS in writing of any such proposal. In such notification Credit Suisse shall inform about the fact and the details of such approach (including any price, terms and conditions indicated). Further, Credit Suisse shall keep UBS fully informed, on a prompt basis, of any material development with respect thereto, within twenty-four (24) hours after receipt thereof.

If such proposal relates to a merger between such third party and Credit Suisse or to a tender offer for all shares in Credit Suisse before the Completion, Credit Suisse may (1) provide information with respect to Credit Suisse under a customary confidentiality and standstill agreement, which shall, however, not contain any terms that impair Credit Suisse’s ability to comply with its obligations under this Agreement; and (2) participate in discussions or negotiations with the third party regarding such proposal if:

a)	Credit Suisse has discharged its notification obligations under this Section;

b)

the Credit Suisse Board has properly determined that the transaction proposed is more favourable to the Credit Suisse shareholders and not less favourable to the financial stability of the Swiss financial market, taking into account all the terms and conditions of the proposal, including the Break-Fee as per Section 7.8, transaction certainty and execution risks of the alternative proposal, conditions to the consummation and regulatory, financing and other aspects of the proposal; and

c)

Credit Suisse has notified UBS in writing of its intention with the third party, specifying the reasons therefor, and has given UBS five (5) Trading Days (“Matching Period”) following such notification to submit to Credit Suisse a binding proposal for an alternative merger agreement, so that this Agreement is at least as favourable to the Credit Suisse shareholders and the financial stability of the Swiss financial market as the alternative transaction;

d)

only if Credit Suisse does not receive during the Matching Period an updated offer from UBS, Credit Suisse may enter into an agreement with the third party and retrieve its public support to the Merger. In such a case, the Break-Fee as per Section 7.8 will immediately become due and payable.

6.5.3	No Withdrawal

The Credit Suisse Board may not, unless permitted under this Section 6.5, approve or enter into any agreement constituting (or leading to) a Restricted Transaction.

6.6	Announcements

Except as required by applicable legal requirements or by the requirements of any stock exchange on which its securities are listed, Credit Suisse Group shall not make any press release or public announcement or any other communication with the news media in respect of this Agreement or the Merger without the prior written consent of UBS.

6.7	Consultation of Employees

The employees and employee representatives of UBS and Credit Suisse shall be informed and consulted by the respective Party, in accordance with applicable legal requirements in any jurisdiction and any collective bargaining agreement, national standard employment agreement (Normalarbeitsverträge) or the equivalent.

If so provided by the Special Decree, the applicability of art. 333a of the Swiss Code of Obligations in connection with the Merger is waived.

The Parties shall cooperate in good faith and provide prompt and reasonable assistance to the other Party to enable the Parties and their subsidiaries to undertake any required information and consultation exercise with employees or their representatives that may be required in relation to or by reason of the Merger, and shall share such information as may reasonably be required in order to discharge any information and consultation obligation.

6.8	Third Party Claims in Connection with the Merger

If any person other than the Parties (such persons including but not limited to shareholders of a Party) raises claims against a Party, including but not limited to a member of the board of directors or the management of a Party in connection with the Merger, the Parties undertake to fully support and closely co-operate with each other in order to defend their position. Credit Suisse shall not settle any such claim without the consent of UBS.

6.9	D&O Insurance

UBS shall obtain or shall cause Credit Suisse to obtain prior to Completion, effective as of Completion, “tail” insurance policies with a claims period of six years following Completion with at least the same coverage and amounts as the current policies of directors’ and officers’ liability insurance maintained by Credit Suisse, or an extension of the existing insurance policies, in each case with respect to claims arising out of or relating to events that occurred before or at the Completion (including in connection with the negotiation and the conclusion of this Agreement and the implementation of the Merger); the annual premium shall be negotiated with best efforts to achieve a reasonable solution at arm’s length, it being understood, however, that Credit Suisse shall notify any and all events currently known as circumstances that may potentially give rise to claims under its current directors’ and officers’ liability insurance policy before its expiry, in order to procure that the premium can be reduced as much as possible.

6.10	Further Assurances

Subject to, and without limiting the generality of, each other term and condition set forth in this Agreement, the Parties shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, including but not limited to, in connection with any financial industry supervisory and regulatory reporting or filling duties, communication and dealing with rating agencies, as well as any report or filings to be performed according to securities laws, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to cause Completion, and completion of the other transactions contemplated by this Agreement, to occur as soon as practicable, including executing and delivering all such other agreements, certificates, instruments and documents as any Party reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement. Credit Suisse shall further grant access to UBS, subject to the requirements of Section 8.2 in case of a transfer of non-public information, to all information reasonably required by UBS to prepare the integration of Credit Suisse’s business.

6.11	Integration

Following the execution of this Agreement, an Integration Committee shall be formed to plan and oversee the implementation of the integration of Credit Suisse’s business into UBS (“Integration Committee”). Matters related to the integration of businesses of the Parties shall be communicated and discussed first at such Integration Committee. Unless otherwise agreed by the Parties, the Integration Committee shall consist of up to 9 members, up to 5 shall be designated by UBS and up to 4 shall be designated by Credit Suisse. The Integration Committee shall be chaired by member designated by UBS. The Parties shall establish the authorities and procedures of the Integration Committee in good faith and cooperation promptly after entering into this Agreement.

6.12	Tax Provisions

The Parties shall cooperate with each other and use (and shall cause their respective subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, including but not limited to, mitigating any Tax implications in connection with pre-closing Tax structuring, structuring of the merger transaction as well as integration actions including preparation and filing of Tax rulings, Tax filings and notifications, executing and delivering all other agreements, certificates, instruments and documents as any Party reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement.

7	Validity and Completion

7.1	Effectiveness of the Merger Agreement

This Agreement shall be effective upon its execution.

7.2	Subsequent Material Changes

Given the specific circumstances of this transaction and the fact that no shareholders’ meetings are necessary the Parties agree that material changes as defined under art. 17 Merger Act will not have any impact on the Merger Consideration.

7.3	Conditions Precedent to the Merger

Completion shall be subject to the satisfaction or waiver (to the extent waivable, and either in whole or in part, provided that any part that is not waived is otherwise satisfied) in writing by UBS on or prior to the Long Stop Date (as defined in in Section 7.7) of the following conditions precedent (each a “Condition Precedent”):

a)

Approval of the Merger by FINMA and granting by FINMA of arrangements separately agreed upon and these decisions and arrangements remaining in full force and effect and not having been amended, conditioned or revoked before Completion;

b)	Regulatory Approval:

i.

receipt of all approvals and non-objections required to be obtained or which would be prudent to obtain under applicable law, rules or regulation from the relevant competent financial regulatory and other Governmental Entities (each a “Regulatory Approval”) and all such Regulatory Approvals being in full force and effect and not having been amended or revoked until Completion or made subject to a Regulatory Approval Adverse Condition (as defined below);

ii.

no additional substantial capital requirements being applied to any member of the Combined Group by any Governmental Entity (including in Switzerland, USA, and the United Kingdom); regulatory support for capital plan, allowing repatriation of excess capital from local operations where reasonable;

iii.

no Regulatory Approval shall be subject to any condition, restriction or undertaking that, individually or together with any other condition, restriction or undertaking or other facts, occurrences, circumstances or events, would reasonably be capable of causing a Material Adverse Effect on UBS or Credit Suisse, any of their subsidiaries or other affiliates or on the Combined Group or their other affiliates when aggregating all respective effects on them (such condition, a “Regulatory Approval Adverse Condition”).

It is understood and agreed that UBS shall not be obliged to be bound by any Regulatory Approval Adverse Condition and the non-obtainment of the Regulatory Approval due to the Regulatory Approval Adverse Condition shall not constitute a breach by UBS of this Agreement or qualify as “an action or omission of the Party seeking termination” under Section 7.7;

c)	Governmental Approval:

i.

insofar as the Merger requires approvals pursuant to the relevant merger control, competition or foreign direct investment rules in any jurisdiction without which completion of the Merger would be unlawful or otherwise prohibited or restricted (each a “Governmental Approval”), any relevant waiting periods under those rules shall have expired, been waived or terminated, or all competent merger control, foreign direct investment and other authorities and, if applicable, courts shall have adopted a decision allowing closing of the Merger;

ii.

any waiting period under the relevant merger control, competition or foreign direct investment rules shall have expired, been waived or terminated, or all competent merger control, foreign direct investment and other authorities and, if applicable, courts shall have adopted a decision allowing closing of the Merger; and

iii.

no Governmental Approval shall be subject to any condition, restriction, obligation, or undertaking on any of them that, individually or together with any other condition, restriction, obligation or undertaking or other facts, occurrences, circumstances or events, which would result in the sale, divestiture, license or any other disposal of any assets or businesses of UBS, or which would reasonably be capable of causing a Material Adverse Effect on UBS or Credit Suisse, any of their subsidiaries or other affiliates or on the combined entity after the Merger, their subsidiaries and their other affiliates when aggregating all respective effects on them (such condition, a “Governmental Approval Adverse Condition”);

it is understood and agreed that UBS shall not be obliged to be bound by any Governmental Approval Adverse Condition and the non-obtainment of the Governmental Approval due to the Governmental Approval Adverse Condition shall not constitute a breach by UBS of this Agreement or qualify as “an action or omission of the Party seeking termination” under Section 7.7;

d)

the Credit Suisse Board having, to the fullest extent permitted by law (i) made all necessary adjustments to the Awards and Cash Awards, the Incentive Plans, the Cash Plans and all relevant governing documents; and (ii) exercised any available discretion pursuant to the Incentive Plans, Cash Plans and relevant governing documents, such that:

i.	no Awards or Cash Awards vest, become exercisable or deliver payment to an employee earlier than their scheduling vesting, exercise or payment date by reason of the Agreement or the Merger; and

ii.

if, notwithstanding the foregoing, any Award or Cash Award shall vest, become exercisable or deliver payment to an employee in connection with the Agreement or the Merger: (i) time pro-rating is applied to such Awards or Cash Awards, to reflect the unexpired portion of any vesting period; and (ii) any performance conditions applicable to such Awards or Cash Awards are tested based on actual performance through the consummation of the Merger to the fullest extent practicable (with any determination made in respect of the satisfaction of such performance conditions having been approved by UBS), and (iii) no restrictions applicable to any such Award or Cash Award lapse;

e)

no circumstances shall have arisen and no events shall have occurred, and no circumstances or events shall have been reported by Credit Suisse or otherwise come to the attention of UBS that, considered individually or in conjunction with other requirements, obligations, circumstances or events, would reasonably be capable of having a Material Adverse Effect on Credit Suisse, including its direct or indirect subsidiaries;

f)

after the signing of this Agreement, FINMA did not, with respect to either Party, order any bail-in measures including converting debt capital into equity capital or the reduction (“write-down”) of claims according to art. 48-50 of the Ordinance of the Swiss Financial Market Supervisory Authority on the Insolvency of Banks and Securities Firms;

g)	unrestricted access to unsecured Central Bank liquidity tools from announcement throughout integration period; including access to liquidity tools in the Unites States of America;

h)	if required by applicable law, the SEC has declared the Form F-4 effective, and the SEC has not taken any action to suspend effectiveness;

i)	approval of the SIX Exchange and the NYSE of the listing of any newly issued UBS Shares, respectively, in each case in accordance with Section 4 above; and

j)	as at Completion, no order or injunction having been issued by any Governmental Entity or a competent court that (i) prohibits the completion of the Merger and (ii) is enforceable in Switzerland.

7.4	Cooperation for the purposes of satisfaction of Conditions Precedent

UBS and Credit Suisse shall use all reasonable efforts to ensure that the Conditions Precedent are fulfilled as soon as reasonably practicable after the date of this Agreement. For the purposes of satisfying the Conditions Precedent, Credit Suisse undertakes to (and shall procure that each member of the Credit Suisse Group, and any other person who may be reasonably required to assist, will):

a)

use all reasonable endeavours to co-operate with UBS and promptly provide such assistance and access to all information and personnel as may reasonably be requested or required by UBS, or on behalf of UBS in connection with:

i.	ensuring that the Conditions Precedent are fulfilled; and

ii.	making any other submissions, notifications or filings that are reasonably required to be submitted, or it is prudent to submit, to a relevant Governmental Entity,

including for the purposes of responding to requests for further information by a Government Entity;

b)

to the extent permitted by applicable law, rules or regulations, keep UBS reasonably informed of any material communication such person has (whether written or oral) with any Governmental Entity in connection with the Merger;

c)

notify UBS immediately (but in any event within one (1) Trading Day) upon becoming aware that circumstances have arisen that are reasonably likely to result in any of the Conditions Precedent not being satisfied prior to the Long Stop Date together with such details of the relevant circumstances as are in Credit Suisse’s possession at the relevant time.

7.5	Application to the Commercial Register

The applications for the entry in the Commercial Register of Zürich shall be filed by the respective Party timely.

7.6	Completion

Subject to Section 7.3, Completion shall occur on the date (“Completion Date”) in which entries into the Commercial Register in respect to both Parties have been made.

7.7	Termination, Long Stop Date

Either UBS (by decision of the UBS Board) or Credit Suisse (by decision of the Credit Suisse Board) may terminate this Agreement only if the Conditions Precedent to the Merger have not been satisfied or waived by 31 December 2023 (“Long Stop Date”) other than as a result of the action or omission attributed to the Party seeking termination provided that UBS shall not seek to terminate this Agreement as a result of the failure of the condition in Section 7.3f) without prior consultation with FINMA.

The termination of this Agreement shall also terminate all rights and obligations arising out of this Agreement, with the exception of (i) those under this Section 7.7, Section 7.8, Section 8.1, Section 8.2, Section 8.9 and Section 8.10, which shall continue to be in full force and effect, as well as (ii) any claims for damages if a Party has caused the termination of this Agreement by a breach of this Agreement or applicable law.

7.8	Break Fee

In the event a Break Fee Event (as defined hereinafter) has occurred, Credit Suisse shall pay a break fee of CHF 100,000,000 to UBS (“Break Fee”) within 20 Trading Days of the date on which the Break Fee becomes payable. In case the Break Fee Event occurs because a third party has prior to the Completion either announced or published an offer to the shareholders of Credit Suisse or to Credit Suisse to acquire, either directly or indirectly, more than 50% of the business of Credit Suisse, the Break Fee shall be in the amount of 50% of the explicit or implied premium offered by the third party.

Payment shall be made in cash in immediately available funds to such bank account as may be notified in writing to Credit Suisse by UBS for such purpose. The Break Fee shall be payable plus VAT, if applicable, and shall not be reduced on account of any Taxes unless required by applicable law. Credit Suisse shall deduct and withhold from the Break Fee any Taxes that it is required by applicable law to deduct or withhold.

For the avoidance of doubt, the right to request specific performance shall be preserved.

A Break Fee Event occurs, if:

a)	This Agreement is terminated according to Section 7.7, i.e. terminated due to non-fulfilment or no waiver of a Condition Precedent listed in Section 7.3;

b)	This Agreement is terminated, and/or the Merger is not completed due to a material breach by Credit Suisse of this Agreement;

c)	This Agreement is terminated, and/or the Merger is not completed due to a Restricted Transaction.

8	General Provisions

8.1	Expenses

Each Party shall bear its own costs (such as attorneys’ and bankers’ fees and Taxes triggered by the Merger, if any). Costs that are jointly incurred (such as the fees of the joint auditor) shall be evenly divided.

8.2	Confidentiality

The content of the negotiations of the Agreement and matters related thereto, including any documents and information exchanged in this regard shall be treated as confidential by the Parties, subject to any legal or regulatory obligations to provide information to Governmental Entity (including courts, securities regulators and stock exchanges).

The Parties had entered into a mutual non-disclosure agreement on 16 March 2023, which shall apply to the confidentiality of this Agreement.

8.3	Entire Agreement

This Agreement represents the entire agreement of the Parties with respect to the subject matter hereof.

8.4	Amendments

Except as set forth in the paragraph immediately below, any modifications to, or waivers of any provisions of, this Agreement, including this Section 8.4 must be made in writing and shall be subject to approval by the UBS Board and the Credit Suisse Board.

The UBS Board and the Credit Suisse Board acknowledge and agree that any amendment to an essential term of this Agreement shall be subject to approval by UBS Board and the Credit Suisse Board.

8.5	Joint Negotiation

The Parties agree that they jointly negotiated and prepared this Agreement and that this Agreement and any of its provisions shall not be construed against any Party on the grounds that such Party prepared or drafted the same.

8.6	No Waiver

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision and no waiver shall constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver and delivered to the other Party according to Section 8.8.

8.7	Severability

Each provision of this Agreement shall be interpreted in such manner that it is effective and valid under applicable law. If any provision of this Agreement shall be unenforceable or invalid even though, such provision shall be ineffective only to the extent of such unenforceability or invalidity and be replaced by such valid and enforceable provision which a reasonable party acting in good faith would consider to match as closely as possible the invalid or unenforceable provision and to attain the same or a similar economic effect. The remaining provisions of this Agreement shall continue to be binding and in full force and effect.

8.8	Notices

Any notice, request, or other communication under this Agreement shall be deemed validly given upon receipt by the Party to whom it is addressed, provided, however, that it has been given in writing and sent by registered mail or by facsimile transmission to the following address:

If to UBS:

UBS Group Chief Executive Officer Attn: Ralph Hamers Bahnhofstrasse 45 8001 Zurich, Switzerland Email: ralph.hamers@ubs.com with a copy to:

UBS Group General Counsel Attn Barbara LeviBahnhofstrasse 45 8001 Zurich, Switzerland Email: barbara.levi@ubs.com

If to Credit Suisse:

Credit Suisse Group AG Attn: Ulrich Körner Chief Executive Officer Paradeplatz 8 8001 Zurich, Switzerland Email: ulrich.koerner@credit-suisse.com with a copy to:

Credit Suisse Group AG Attn: Markus Diethelm General Counsel Paradeplatz 8 8001 Zurich, Switzerland Email: markus.diethelm@credit-suisse.com

8.9	Governing Law

The Merger and this Agreement, and any claims arising out of or in connection therewith, shall be governed by and construed in accordance with the substantive laws of Switzerland without giving effect to the provisions of any conflict of laws rules that might lead to the application of the laws of any other jurisdiction.

8.10	Jurisdiction

Any dispute arising out of or in connection with the Merger or this Agreement shall be submitted to the exclusive jurisdiction of the courts of the City of Zurich, Switzerland, venue being Zurich 1.

Any claims by shareholders based on the Merger Act or any other law which arise out of or are made in connection with the Merger or this Agreement , shall be submitted to the exclusive jurisdiction of the courts of the City of Zurich, Switzerland, venue being Zurich 1.

Signatures on next page

Signatures

Zurich, this 6 April 2023

UBS Group AG

/s/ Sergio P. Ermotti Name: Sergio P. Ermotti Title: Group CEO	/s/ Barbara Levi Name: Barbara Levi Title: Group General Counsel

Zurich, this 13th April 2023

Credit Suisse Group AG

/s/ Axel Lehmann Name: Axel Lehmann Title: Chairman	/s/ Christian Gellerstad Name: Christian Gellerstad Title: Vice Chair & Lead Independent Director